Hard Creek Nickel Corporation

Condensed Consolidated Interim Financial Statements

 Nine Months Ended September 30, 2011

Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

“Mark Jarvis”

President and Chief Executive Officer

Hard Creek Nickel Corporation
Consolidated statements of financial position
(Expressed in Canadian dollars – unaudited)
		September 30,	December 31,	January 1,
	Notes	2011	2010	2010
			(Note 13)	(Note 13)

ASSETS
Current assets
Cash and cash equivalents	3	$894,086	$3,137,745	$813,736
Recoverable taxes	4	60,208	55,421	21,282
Mining tax credits	4	108,162	108,162	1,301,506
Other receivable		-	-	1,518
Prepaid expenses		29,593	110,287	38,844
		1,092,049	3,411,615	2,176,886
Non-current assets
Reclamation deposits		337,900	187,900	187,900
Property, plant and equipment	5	46,036	39,959	54,414
Mineral Property Interests	6	179,500	179,500	179,500
Exploration and evaluation assets	6	31,716,095	30,122,066	28,321,528
		32,279,531	30,529,425	28,743,342
TOTAL ASSETS		$33,371,580	$33,941,040	$30,920,228

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$176,723	$369,013	$285,527

Non-current liabilities
Deferred income taxes		524,665	524,665	819,203

TOTAL LIABILIITES		701,388	893,678	1,104,730

SHAREHOLDERS’ EQUITY
Share capital	8	43,725,693	43,399,177	39,562,338
Share-based payment reserve	9	5,840,520	5,183,894	4,569,349
Deficit		(16,896,021)	(15,535,709)	(14,316,189)
TOTAL EQUITY		32,670,192	33,047,362	29,815,498

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$33,371,580	$33,941,040	$30,920,228

See accompanying notes to the consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars – unaudited)
		Three months	Three months	Nine months	Nine months
		periods ended	periods ended	periods ended	periods ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2011	2010	2011	2010
			(Note 13)		(Note 13)

Expenses
Amortization		$3,812	$3,496	$9,004	$10,160
Consulting		4,500	-	16,500	750
Director fees		6,000	6,000	18,000	18,000
Investor relations		35,604	37,508	185,777	159,166
Legal and audit		5,810	17,530	22,881	41,705
Management fees		66,000	66,000	198,000	198,000
Office and general		67,171	67,582	249,483	232,759
Salaries and benefits		1,034	5,347	14,019	25,488
Stock-based compensation		(5,428)	29,071	566,510	210,257
Travel and promotion		12,043	27,365	96,580	102,285
		196,546	259,899	1,376,754	998,570
Other items
Interest income		3,883	340	16,442	43,354
Loss and comprehensive loss for the period		$192,663	$259,559	$1,360,312	$955,216
Loss per share – basic and diluted	8	$(0.00)	$(0.00)	$(0.02)	$(0.01)

See accompanying notes to the consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statements of changes in shareholders’ equity
(Expressed in Canadian dollars – unaudited)
		Share capital
				Share-based
		Number of		payment
	Notes	shares	Amount	reserve	Deficit	Total
Balance at January 1, 2010	13	60,370,592	$39,562,338	$4,569,349	$(14,316,189)	$29,815,498
Comprehensive loss:
Loss for the period		-	-	-	(955,216)	(955,216)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement		4,000,000	1,000,000	-	-	1,000,000
Share issue costs		-	(109,817)	-	-	(109,817)
Shares issued for cash – option exercise		65,000	24,042	-	-	24,042
Shares issued for cash – warrant exercise		2,109,461	632,838	-	-	632,838
Fair value of share options allocated to shares issued on exercise		-	-	-	-	-
Fair value of warrants allocated to shares issued on exercise		-	-	-	-	-
Stock based compensation		-	-	254,086	-	254,086
Total transactions with owners and other transfers		6,174,461	1,547,063	254,086	-	1,801,149
Balance at September 30, 2010		66,545,053	$41,109,401	$4,823,435	$(15,271,405)	$30,661,431

Balance at January 1, 2011	13	76,545,052	$43,399,177	$5,183,894	$(15,535,709)	$33,047,362
Comprehensive loss:
Loss for the period		-	-	-	(1,360,312)	(1,360,312)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement		-	-	-	-	-
Share issue costs		-	-	-	-	-
Shares issued for cash – option exercise		-	-	-	-	-
Shares issued for cash – warrant exercise		785,108	310,334	-	-	310,334
Fair value of share options allocated to shares issued on exercise		-	-	-	-	-
Fair value of warrants allocated to shares issued on exercise		-	16,182	(16,182)	-	-
Stock-based compensation		-	-	672,808	-	672,808
Total transactions with owners and other transfers		785,108	326,516	656,626	-	983,142
Balance at September 30, 2011		77,330,160	$43,725,693	$5,840,520	$(16,896,021)	$32,670,192

See accompanying notes to the consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
(Expressed in Canadian dollars – unaudited)

	Three months	Three months	Nine months	Nine months
	periods ended	periods ended	periods ended	periods ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
		(Note 13)		(Note 13)

Operating activities
Comprehensive loss for the period	$(192,663)	$(259,559)	$(1,360,312)	$(955,216)
Adjustments for non-cash items:
Amortization	3,812	3,496	9,004	10,160
Stock-based compensation	(5,428)	29,071	566,510	210,257
Deduct interest income relating to investing activities	(3,883)	(340)	(16,442)	(43,354)
Changes in non-cash working capital items:
Recoverable taxes	(3,380)	(35,617)	(4,787)	(25,447)
Mining tax credits	-	-	-	1,159,383
Other receivable	2,094	-	-	744
Prepaid expenses	7,678	4,990	80,694	8,252
Trade payables and accrued liabilities	30,689	(77,603)	(192,290)	(223,691)
Net cash flows used in operating activities	(161,081)	(335,562)	(917,623)	141,088

Investing activities
Expenditures on deferred exploration costs	(605,428)	(388,995)	(1,487,731)	(1,284,672)
Expenditures on property, plant and equipment	(3,147)	(2,105)	(15,081)	(3,091)
Interest income	3,883	340	16,442	43,354
Net cash flows used in investing activities	(604,692)	(390,760)	(1,486,370)	(1,244,409)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	-	-	310,334	1,590,892
Reclamation deposits	-	-	(150,000)	-
Net cash flows from financing activities	-	-	160,334	1,590,892
Decrease in cash and cash equivalents	(765,773)	(726,322)	(2,243,659)	487,571
Cash and cash equivalents, beginning	1,659,859	2,027,629	3,137,745	813,736

Cash and cash equivalents, ending	$894,086	$1,301,307	$894,086	$1,301,307

See accompanying notes to the consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporate on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1

These unaudited condensed consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2011 the Company had not advanced its property to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using the existing cash , exercise of share purchase warrants and or private placement of common shares.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on November 9, 2011 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, these financial statements comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended 31 December 2010. However, this interim financial report provides selected significant disclosures that are required in the annual financial statements under IFRS. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 13. There have been no changes in accounting policies since the three months ended June 30, 2011.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and and its wholly owned subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter- company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Share-based payments

The Company operates an employee and a non-employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s long-lived assets (which include property, plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are included in the determination of net loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the Canadian taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Income taxes (cont’d)

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Restoration and environmental obligations (cont'd)

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At September 30, 2011 and December 31, 2010, the Company had no material restoration and environmental obligations.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Depreciation rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period. This amendment is effective for annual periods beginning on or after July 1, 2011

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

3.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	September 30,	December 31,
	2011	2010
Cash at bank	$91,336	$536,959
Guaranteed investment certificates	802,750	2,600,786
	$894,086	$3,137,745

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

4.	Accounts receivable

	September 30,	December 31,
	2011	2010
Recoverable taxes	$60,208	$55,421
Mining tax credits	108,162	108,162
	$168,370	$163,583

5.	Property, plant and equipment

			Exploration and
	Motor	Computer	office
	vehicles	equipment	equipment	Total

Cost:
At December 31, 2010	$30,230	$13,284	$44,770	$88,284
Additions	-	7,285	7,796	15,081
Disposals	-	-	-	-
At September 30, 2011	30,230	20,569	52,566	103,365

Depreciation:
At December 31, 2010	21,066	5,621	21,638	48,325
Charge for the period	2,062	2,677	4,265	9,004
Eliminated on disposal	-	-	-	-
At September 30, 2011	23,128	8,298	25,903	57,329

Net book value:
At December 31, 2010	9,164	7,663	23,132	39,959
At September 30, 2011	$7,102	$12,271	$26,663	$46,036

			Exploration and
	Motor	Computer	office
	vehicles	equipment	equipment	Total

Cost:
At January 1, 2010	$30,230	$16,583	$52,964	$99,777
Additions	-	2,776	1,225	4,001
Disposals	-	-	-	-
At December 31, 2010	30,230	19,359	54,189	103,778

Depreciation:
At January 1, 2010	17,139	6,695	21,529	45,363
Charge for the period	3,927	3,216	6,582	13,725
Eliminated on disposal	-	1,785	2,946	4,731
At December 31, 2010	21,066	11,696	31,057	63,819

Net book value:
At January 1, 2010	13,091	9,888	31,435	54,414
At December 31, 2010	$9,164	$7,663	$23,132	$39,959

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

6.	Exploration and evaluation assets

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the nine months ended September 30, 2011, the Company incurred costs totalling $1,594,029 (2010 - $1,432,653) In May 2006, the Company acquired, by staking, a 100% interest in the Lime property which includes non- contiguous Lime 1 and Lime 2 claim blocks. The property is located west of the Turnagain property. There was no work completed on these properties during the nine months ended September 30, 2011 (2010 - $Nil).

In July 2009, the Company acquired, by staking, a 100% interest in the Dease Lime claims located east of Dease Lake, British Columbia. There was no work completed on these properties during the nine months ended September 30, 2011 (2010 - $Nil).

In November 2009, the Company acquired, by staking, a 100% interest in the Wheaton Lime claims located southwest of the Turnagain property. There was no work completed on these properties during the nine months ended September 30, 2011 (2010 - $Nil).

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu claims located northeast of Smithers, British Columbia. There was no work completed on these properties during the nine months ended September 30, 2011 (2010 - $Nil).

In May 2011, the Company acquired, by staking, the Lenore claim located 30 km south of the town of Dease Lake , British Columbia, during the nine months ended September 30, 2011, the Company incurred costs totalling $171 (2010 - $Nil)

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

6.	Exploration and evaluation assets (cont'd)

The following is a description of the Company’s deferred exploration costs:

	Balance, December 31,	Expenditures	Balance, December 31,	Expenditures	Balance, September 30,
	2009	2010	2010	2011	2011

Assays and testing	$2,009,806	$9,949	$2,019,755	$27,439	$2,047,194

Claims renewal /Staking	421,520	12,187	433,707	4,065	437,772

Drilling	12,427,107	61,860	12,488,967	-	12,488,967

Environmental studies	1,141,257	40,536	1,181,793	46,746	1,228,539

Exploration data management	886,809	11,725	898,534	21,910	920,444

First Nations	94,944	71,500	166,444	-	166,444

Geochemistry	100,980	-	100,980	9,225	110,205

Geological services	6,536,850	859,396	7,396,246	693,742	8,089,988

Geophysical services	702,083	-	702,083	38,303	740,386

Metallurgy	2,448,707	683,910	3,132,617	452,583	3,585,200

Petrographic work	43,957	-	43,957	-	43,957

Project management	106,015	-	106,015	-	106,015

Survey, mapping and camp	1,243,252	79,150	1,322,402	181,004	1,503,406

Transportation	2,331,270	122,624	2,453,894	119,012	2,572,906

Property impairment	(119,347)	-	(119,347)	-	(119,347)

BC refundable mining tax credits	(1,629,110)	(108,162)	(1,737,272)	-	(1,737,272)

Federal non-refundable mining tax credits	(424,572)	(44,137)	(468,709)	-	(468,709)
	$28,321,528	$1,800,538	$30,122,066	$1,594,029	$31,716,095

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

7.	Trade payables and accrued liabilities

	September 30,	December 31,
	2011	2010
Trade payables	$153,914	$333,790
Amounts due to related parties (Note 10)	10,780	-
Accrued liabilities	12,029	35,223
	$176,723	$369,013

8.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At September 30, 2011 there were 77,330,160 issued and fully paid common shares (December 31, 2010 – 76,545,052).

Share issuances

During the nine months ended September 30, 2011 the Company issued 785,108 commons shares for cash proceeds of $310,334 from the exercise of share purchase warrants.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine month period ended September 30, 2011 was based on the loss attributable to common shareholders of $1,360,312 (September 30, 2010 - $955,216) and the weighted average number of common shares outstanding of 77,106,439 (September 30, 2010 – 64,005,734).

Diluted loss per share did not include the effect of 7,554,500 stock options as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

8.	Share capital

Stock options (cont’d)

The changes in options during the nine month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

	September 30, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning of period	6,617,500	$0.53	5,982,500	$0.76
Options granted	2,172,000	0.47	2,010,000	0.44
Options exercised	-	-	(65,000)	0.31
Options expired	(1,035,000)	0.74	(460,000)	0.98
Options forfeited	(200,00)	1.00	(850,000)	1.71
Options outstanding, end of period	7,554,500	$0.42	6,617,500	$0.53

Options exercisable, end of period	7,379,500	$0.47	6,267,500	$0.53

Details of options outstanding as at September 30, 2011 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.30 - $0.50	3.00 years	6,807,000
$0.51 - $1.00	0.14 years	675,000
$1.01 - $3.00	0.01 years	72,500
$0.42	3.15 years	7,554,500

The weighted average grant date fair value of options granted during the nine month period ended September 30, 2011 was $0.31 (year ended December 31, 2010 - $0.22) . The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

Nine month
	period ended	Year ended
	September 30,	December 31,
	2011	2010
Expected life of options	3 - 5 years	2 - 5 years
Annualized volatility	117% - 122%	101% - 126%
Risk-free interest rate	1.64% - 2.28%	1.89% - 2.82%
Dividend rate	0%	0%

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

8.	Share capital (cont'd)

Share purchase warrants

The changes in share purchase warrants during the nine month period ended September 30, 2011 and the year ended December 31, 2010 are as follows:

	September 30, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Outstanding, beginning of period	7,744,000	$0.35	2,719,802	$0.76
Issued	-	-	7,744,000	0.35
Exercised	(785,108)	0.40	(2,109,460)	0.30
Expired	(1,495,892)	0.40	(610,342)	0.30
Outstanding, end of period	5,463,000	$0.33	7,744,000	$0.35

Details of share purchase warrants outstanding as at September 30, 2011 are as follows:

Weighted average		Number of warrants
exercise price	Expiry Date	outstanding
$0.33	December 20, 2012	5,463,000
$0.33		5,463,000

In the event the common shares of the Company close for 20 consecutive trading days at an average price of $0.60 cents or above, the Company shall have the right to require the conversion of 5,463,000 warrants at the exercise price of $0.33. Conversion will be required within 10 working days of issuance of the notice of forced conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the Company.

9.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value recorded for warrants issued until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

10.	Related party balances and transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	September 30,	December 31,
	2011	2010
Companies controlled by directors of the Company	$10,780	$-

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

10.	Related party balances and transactions (cont’d)

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Nine month periods ended
	September 30,	September 30,
	2011	2010
Deferred exploration costs to non-management director	$79,300	$27,000
Fees to non-management directors	18,000	18,000
Stock-based compensation to non-management directors	343,710	-
	$441,010	$45,000

Key management personnel compensation

	Nine month periods ended
	September 30,	September 30,
	2011	2010
Deferred exploration costs	$112,500	$112,500
Management fees	198,000	198,000
Stock-based compensation	228,573	-
	$539,073	$310,500

11.	Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at September 30, 2011:

	Within	Between one	More than
	one year	and five years	five years
Trade payable	$176,723	$-	$-
	$176,723	$-	$-

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

11.	Financial risk management (cont'd)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at September 30, 2011 or during the year ended December 31, 2010.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at September 30, 2011 and December 31, 2010, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at September 30, 2011 and December 31, 2010.

Capital Management

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests.

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There were no changes in the Company's approach to capital management during the nine months ended September 30, 2011.

The Company is not subject to any externally imposed capital requirements.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

11.	Financial risk management (cont'd)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30,	December 31,
	2011	2010
Cash and cash equivalents	$894,086	$3,137,745
Loans and receivables:
Recoverable taxes	60,208	55,421
Mining tax credits	108,162	108,162
Reclamation deposits	337,900	187,900
	$1,400,356	$3,489,228

Financial liabilities included in the statement of financial position are as follows:

	September 30,	December 31,
	2011	2010
Non-derivative financial liabilities:
Trade payables	$176,723	$369,013
	$176,723	$369,013

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Group’s financial assets measured at fair value as at September 30, 2011 and December 31, 2010:

	As at September 30, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$894,086	$-	$-

	As at December 31, 2010
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,137,745	$-	$-

12.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

The Company’s non-current assets are located in Canada.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first interim financial statements of the Company under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

IFRS 2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP.

Mandatory exemptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company's IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of assets

		As at December 31, 2010			As at January 1, 2010
		Canadian	Effect of		Canadian	Effect of
	Notes	GAAP	Transition	IFRS	GAAP	Transition	IFRS
ASSETS
Current assets
Cash and cash equivalents		$3,137,745	$-	$3,137,745,	$813,736	$-	$813,736
Recoverable taxes		55,421	-	55,421	21,282	-	21,282
Mining tax credits		108,162	-	108,162	1,301,506	-	1,301,506
Other receivable		-	-	-	1,518	-	1,518
Prepaid expenses		110,287	-	110,287	38,844	-	38,844
		3,411,615	-	3,411,615	2,176,886	-	2,176,886
Non-current assets
Reclamation deposits		187,900	-	187,900	187,900	-	187,900
Property, plant and equipment		39,959	-	39,959	54,414	-	54,414
Mineral Property Interests		179,500	-	179,500	179,500	-	179,500
Deferred exploration costs		30,122,066	-	30,122,066	28,321,528	-	28,321,528
		30,529,425	-	30,529,425	28,743,,342	-	28,743,,342
TOTAL ASSETS		$33,941,040	$-	$33,941,040	$30,920,228	$-	$30,920,228

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of liabilities and shareholders' equity

		As at December 31, 2010			As at January 1, 2010
		Canadian	Effect of		Canadian	Effect of
	Notes	GAAP	Transition	IFRS	GAAP	Transition	IFRS
LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$369,013	$-	$369,013	$285,527	$-	$285,527
		369,013	-	369,013	285,527	-	285,527
Non-current liabilities
Future Income Taxes		524,665	-	524,665	819,203	-	819,203
		524,665	-	524,665	819,203	-	819,203
TOTAL LIABILITIES		893,678	-	893,678	1,104,730	-	1,104,730

SHAREHOLDERS’ EQUITY
Share capital		43,399,177	-	43,399,177	39,562,338	-	39,562,338
Contributed surplus	13 (b)	5,183,894	(5,183,894)	-	4,569,349	(4,569,349)	-
Reserves	13 (b)	-	5,183,894	5,183,894	-	4,569,349	4,569,349
Deficit		(15,535,709)	-	(15,535,709)	(14,316,189)	-	(14,316,189)
TOTAL EQUITY		33,047,362	-	33,047,362	29,815,498	-	29,815,498
TOTAL LIABILITIES AND SHARESHOLDER’S EQUITY		$33,941,040	$-	$33,941,040	$30,920,228	$-	$30,920,228

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of liabilities and shareholders' equity

		As at September 30, 2010
		Canadian	Effect of
	Notes	GAAP	Transition	IFRS
LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$209,817	$-	$209,817
		209,817	-	209,817
Non-current liabilities
Future Income Taxes		819,203	-	819,203
		819,203	-	819,203
TOTAL LIABILITIES		1,029,020	-	1,029,020

SHAREHOLDERS’ EQUITY
Share capital		41,109,401	-	41,109,401
Contributed surplus	13(b)	4,823,435	(4,823,435)	-
Reserves	13(b)	-	4,823,435	4,794,364
Deficit		(15,271,405)	-	(15,271,405)
TOTAL EQUITY		30,661,431	-	30,661,431
TOTAL LIABILITIES AND SHARESHOLDER’S EQUITY		$31,690,451	$-	$31,690,451

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of loss and comprehensive loss for the three month period ended September 30, 2010

		Canadian	Effect of
	Notes	GAAP	Transition	IFRS

Expenses
Amortization		$3,496	$-	$3,496
Consulting		-	-	-
Director fees		6,000	-	6,000
Investor relations		37,508	-	37,508
Legal and audit		17,530	-	17,530
Management fees		66,000	-	66,000
Office and general		67,582	-	67,582
Salaries and benefits		5,347	-	5,347
Stock-based compensation		29,071	-	29,071
Travel and promotion		27,365	-	27,365

		259,899	-	259,899

Other items
Interest income		(340)	-	(340)
		(340)	-	(340)

Net loss and comprehensive loss for the period		$259,559	$-	$259,559

Loss per share – basic and diluted		$(0.00)	$-	$(0.00)

Reconciliation of loss and comprehensive loss for the nine month period ended September 30, 2010

		Canadian	Effect of
	Notes	GAAP	Transition	IFRS

Expenses
Amortization		$10,160	$-	$10,160
Consulting		750	-	750
Director fees		18,000	-	18,000
Investor relations		159,166	-	159,166
Legal and audit		41,705	-	41,705
Management fees		198,000	-	198,000
Office and general		232,759	-	232,759
Salaries and benefits		25,488	-	25,488
Stock-based compensation		210,257	-	210,257
Travel and promotion		102,285	-	102,285

		998,570	-	998,570

Other items
Interest income		(43,354)	-	(43,354)
		(43,354)	-	(43,354)

Net loss and comprehensive loss for the period		$955,216	$-	$955,216

Loss per share – basic and diluted		$(0.01)	$-	$(0.01)

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of loss and comprehensive loss for the year ended December 31, 2010

		Canadian	Effect of
	Notes	GAAP	Transition	IFRS

Expenses
Amortization		$13,725	$-	$13,725
Consulting		750	-	750
Director fees		24,000	-	24,000
Investor relations		230,011	-	230,011
Legal and audit		86,598	-	86,598
Management fees		270,000	-	270,000
Office and general		317,488	-	317,488
Salaries and benefits		17,250	-	17,250
Stock-based compensation		365,144	-	365,144
Travel and promotion		139,080	-	139,080
		1,464,046	-	1,464,046

Other items
Write-down of equipment		4,731	-	4,731
Interest income		(51,175)	-	(51,175)
		(46,444)	-	(46,444)

Future income tax recovery		(198,082)	-	(198,082)

Net loss and comprehensive loss for the period		$1,219,520	$-	$1,219,520

Loss per share – basic and diluted		$(0.02)	$-	$(0.02)

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of cash flows for the three month period ended September 30, 2010

		Canadian	Effect of
	Notes	GAAP	Transition	IFRS

Operating activities
Loss before income taxes		$(259,559)	$-	$(259,559)
Adjustments for non-cash items:
Amortization		3,496	-	3,496
Stock-based compensation		29,071	-	29,071
Deduct interest income relating to investing activity	13 (c)	-	(340)	(340)
Changes in non-cash working capital items:
Recoverable taxes		(35,617)	-	(35,617)
Mining tax credits		-	-	-
Other receivable		-	-	-
Prepaid expenses		4,990	-	4,990
Trade payables and accrued liabilities		(77,603)	-	(77,603)
Net cash flows from (used in) operating activities		(335,222)	(340)	(335,562)

Investing activities
Expenditures on deferred exploration costs		(388,995)	-	(388,995)
Expenditures on property, plant and equipment		(2,105)	-	(2,105)
Interest income	13 (c)	-	340	340
Net cash flows from (used in) investing activities		(391,100)	340	(390,760)

Financing activities
Proceeds on issuance of common shares - net of share issue costs		-	-	-
Reclamation deposits		-	-	-

Net cash flows from (used in) financing activities		-	-	-

Increase (decrease) in cash and cash equivalents		(726,322)	-	(726,322)
Effect of exchange rates on cash holdings in foreign currencies		-	-	-
Cash and cash equivalents, beginning		2,027,629	-	2,027,629

Cash and cash equivalents, ending		$1,301,307	$-	$1,301,307

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of cash flows for the nine month period ended September 30, 2010

		Canadian	Effect of
	Notes	GAAP	Transition	IFRS

Operating activities
Loss before income taxes		$(955,216)	$-	$(955,216)
Adjustments for non-cash items:
Amortization		10,160	-	10,160
Stock-based compensation		210,257	-	210,257
Deduct interest income relating to investing activity	13 (c)	-	(43,354)	(43,354)
Changes in non-cash working capital items:
Recoverable taxes		(25,447)	-	(25,447)
Mining tax credits		1,159,383	-	1,159,383
Other receivable		744	-	744
Prepaid expenses		8,252	-	8,252
Trade payables and accrued liabilities		(223,691)	-	(223,691)

Net cash flows from (used in) operating activities		184,442	(43,354)	141,088
Investing activities
Expenditures on deferred exploration costs		(1,284,672)	-	(1,284,672)
Expenditures on property, plant and equipment		(3,091)	-	(3,091)
Interest income	13 (c)	-	43,354	43,354

Net cash flows from (used in) investing activities		(1,287,763)	43,354	(1,244,409)
Financing activities
Proceeds on issuance of common shares - net of share issue costs		1,590,892	-	1,590,892

Reclamation deposits		-	-	-

Net cash flows from (used in) financing activities		1,590,892	-	1,590,892
Increase (decrease) in cash and cash equivalents		487,571	-	487,571
Effect of exchange rates on cash holdings in foreign currencies		-	-	-

Cash and cash equivalents, beginning		813,736	-	813,736

Cash and cash equivalents, ending		$1,301,307	$-	$1,301,307

Hard Creek Nickel Corporation
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars - unaudited)
For the nine month periods ended September 30, 2011 and 2010

13.	Transition to IFRS (cont’d) Notes to reconciliations

(a)	Functional and presentation currency

IFRS requires that the functional currency of each entity in the consolidated Company be determined separately in accordance with the indicators as per IAS 21 “The Effects of Changes in Foreign Exchange Rates” and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency.

(b)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus. Under IFRS, these amounts have been reclassified as reserves.

(c)	Interest income

Under Canadian GAAP, the Company classified interest income as operating activities. Under IFRS, interest income has been reclassified as an investing activity.

14.	Subsequent events

On October 20, 2011, the Company released the results of a new preliminary economic assessment of its wholly owned Turnagain nickel project in northwestern British Columbia. Refer to the Company's September 30, 2011 management and discussion analysis for details.